BLUME LAW FIRM, P.C.
                           A PROFESSIONAL CORPORATION
                       Licensed in Arizona and Minnesota
                          11801 North Tatum Boulevard
                                   Suite 108
                          Phoenix, Arizona 85028-1612

                            Telephone (602) 494-7976
                            Facsimile (602) 494-7313
                           Web Site: www.blumepc.com
                           E-Mail: gblume@blumepc.com

                                October 18, 1999

VIA MAIL AND TELEFAX: 202-504-2474

United States Securities and Exchange Commission
Attn: Goldie Walker
Washington, D.C. 20549

        Reference:  EquityAlert.Com., Inc.
                    Correspondence on Form 10-SB
                    CIK #1094842
                    File No. 1-15301
                    Filed September 15, 1999

Dear Ms. Walker:

     This office has been retained by EquityAlert.Com., Inc., in order to assist in its 1O-SB filing. We would respectfully request an acceleration of the filing in order to prevent being deleted from the OTC Bulletin Board and moved to the Pink Sheets. We would request that the effective date be as soon as possible.

     We appreciate your assistance in this matter. If you should have any questions, please do not hesitate to call me at 602-494-7976.


                                        Sincerely,

                                        BLUME LAW FIRM, P.C.

                                        /s/ Gary R. Blume
                                        --------------------------
                                        Gary R. Blume
                                        Attorney at Law

GRB/pdl

CC: Harmel Rayat, EquityAlert.Com., Inc.

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